PiggyBack Network - Youth Transportation
• For Parents / By Parents
• Safe & Convenient
• Reliable & Flexible
• Affordable & Nationwide
PiggyBack
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El-Amin Home
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PiggyBack
Youth Transportation
Where Community Meets Your Commute
MATCH
MEET
SCHEDULE
Your Trusted Ride
Peace of Mind On-Demand
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INVEST IN **PIGGYBACK NETWORK - YOUTH CARPOOL**

We unite everyday driving families with other local families for safe and reliable youth carpool

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LEAD INVESTOR



Tawana Rivers

As a serial investor I am excited to invest in Piggyback Network. Donald and Ish have built something pretty amazing here. I was drawn to this project in a very special way. The tech is solid but the community they are building is magical. I believe in Piggyback's mission and the tenacity of its Founders is admirable. They are energized and their vision is crystal clear. The partnerships they are building are focused and strategic. This is not just a carpooling company. This a company building that village for families that we've heard about and that we all need. Piggyback is well positioned for success.

Invested $5,000 this round

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piggybacknetwork.com Chicago Illinois



Transportation | Education | Childcare

Highlights

1 PiggyBack signed formal partnership agreements with The YMCA (Chicago & Boston) .

2 Partners also include 3 non-profit organizations centering arts, music and emotional well-being.

3 $345,000 raised to-date for the initial growth and sustained momentum of PiggyBack Network.

4 Early adopters have started signing up for the platform and sharing PiggyBack Rides.

5 Our pipeline includes Youth Orgs & Schools in Florida, Austin, Phoenix, Houston, Boston, New York...

6 The Youth Transportation Market is growing, proven by recent actions by dominant industry leaders.

Our Team



Ismael El-Amin CEO

Building PiggyBack is an amazing experience. As a father passionate about education I know first hand how important youth transportion options are to the development of our children and strength of our communities.



Donald Scott II CTO

The Universe conspires to my benefit and those around me. My goal has always been to lead by example. I am passionate about volunteering, supporting educators, and

to lead by example. I am passionate about volunteering, supporting educators, and unlocking opportunity for success by empowering our future leaders. Pura Vida.

A solution for busy people with active kids



PiggyBack
What the Family Carpool Experience SHOULD BE.



PROBLEM
"parents need help!"
Hey hey! So....I gotta help my sister figure this transpiration issue out. She's concerned it may be out of her price range. Can you give me an idea of prices for after school carpool?
Today 9:36 AM
Hi. How can I help you?
hi i would like you to pick up my daughter to bring her to school
theshaderoom
Philadelphia Schools Are Offering Parents Money To Drive Their Kids To School Amid Bus Driver Shortage
SCHOOL BUS
Who has afterschool transportation resources ? I am being proactive and have a 4th grader who will need consistent pickup from Elementary to Boys and Girls Club a few blocks away. If you know of anyone please let me know.
Half of U.S. schoolchildren rely on school buses to get to school, and a shortage of drivers is having a direct impact on attendance and learning.
JEFF FAUGHENDER/USA TODAY NETWORK
Schools
all over









i am new how much i have to pay you
What school does she attend
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Ismael El-Amin has a platofrm
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drivers
Every state is affected, and it's hurting learning

PiggyBack reduces unnecessary stress due to overlapping meetings and transportation responsibilities. We've built a flexible and affordable incentivized carpool solution that enables people with children to use their time focused on anything other than the drop-off / pick-up lines.

PROBLEM
What does "I need help" cost?
Did you know that the 42 million families commuting every day represent a $30B opportunity that has no marketplace?





Imagine having the ability to manage your ever changing work/meeting calendar and your children's activity schedule with a flexible, affordable carpool solution.

Many parents and guardians are spending upwards of 4 hours / day sitting in traffic and drop-off lines. In some cases, kids are restricted from attending the best schools and activities, or parents are stressed from the commute or missing meetings or have limited free (me) time.

Parents drive all over town. Parents would love to drive less miles. But in order to find more free time we'd have to: 1. Meet the neighbors. 2. Ask to share rides. 3. Think about a fair price. 4. Coordinate schedules. 5. Reciprocate.

MARKET



Total Global Ride-Hailing Market
$70.12 billion

2022

$122.48 billion

Serviceable Obtainable Market
$2.8 billion

2027

The global ride-hailing market will grow from **$61.10 billion** in 2022 to **$70.12 billion** in 2023 at a compound annual growth rate (CAGR) of **14.8%**. The ride-hailing market is expected to grow to **$122.48 billion** in 2027 at a CAGR of 15.0%.

https://www.globenewswire.com/en/news-release/2023/03/15/2627927/28134/en/Ride-Hailing-Global-Market-Report-2023-Sector-to-Reach-122-48-Billion-by-2027-at-a-CAGR-of-15.html

PIGGYBACK Go To Market Partnerships



Serviceable Obtainable Market
$2.8 billion

Youth Facilities YMCA — **1M** Youth
40% of Youth **$500M**

Charter Schools — **3.4M** Students
10% of Students **$680M**

Youth Sports — **60M** Youth Athletes
10% of Athletes **$600M**

Magnet Schools — **2.5M** Students
10% of Students **$1B**

forward looking projections not guaranteed

Our first major goal is to be the premier household name for school and after-school transportation solutions at community service organizations and charter

schools around the country.

Our second major goal is to be the premier global household name for anyone looking for a youth transportation solution.


SOLUTION
We created an online marketplace of parents and guardians connecting local families that are already driving the same routes.
Driving members are background checked
Matched members meet in person
Members schedule affordable rides as needed

Parents' Intuition

SAFETY - To drive, parents pass a national & local criminal background check, motor vehicle history check, and a check of the national sex offender registry. PiggyBack Network driving circles are closed group experiences. Parents choose who they will share the ride with.


PRODUCT
SAFE | EASY | RELIABLE
The Car Pool Experience Your Family Deserves
Get Started
A carpool for your kids, neighbors and friends to help make life easier.
gybacknetwork.com
PiggyBack
Hi Donald !
Welcome to your PiggyBack Network Member Carpool Dashboard. More Smiles. Less Miles.
Current Activity
Pending...
Routes
Matches
Rides
Price
Locations
Routes





Community Marketplace

Parents use PiggyBack Network to MATCH with other parents going their same direction. Parents MEET in person and decide if they want to share the ride. Once in agreement then you begin to SCHEDULE rides. **Our pricing model** strives to make PiggyBack the most affordable and most impactful solution available.

NATIONAL GROWTH






Upcoming conversations happening in Tampa, Phoenix, and Boston

We are the only parent-driven rewards-based carpool solution immediately available to busy active families around the country - to our knowledge.

MILESTONES






Youth facilities



Accelerators / Programs

Sputnik ATX Accelerator
Accenture Black Founders
Divinc Clean Energy
Startupbootcamp

$345K
Raised to date

Schools

Building partnerships around the country

Enrichment Activities

PARTNERSHIPS





We continue to build our team of experts, committed to the community and invested in education. Behind the scenes we have advisors opening doors and sharing their expertise.

USE OF FUNDS

 Sign Up More Partners

 Build Mobile App



This raise will help us grow our team and offering

Hire More Developers

Increase Awareness

TEAM



Ismael El-Amin
Co-founder and CEO

Princeton University

BSE Electrical Engineering / Varsity Football

20 Years Corporate Leadership

Director of Business Development

Parent of 4

Donald Scott II
Co-Founder and CTO

Princeton University

BSE Electrical Engineering / Varsity Football

20 Years Corporate Management Consulting

Technology Solution Architect

Parent of 3



We are busy. Our kids are active. We are building PiggyBack Network for ourselves - we just happen to be willing to share it (because we need the network too!). We have experience building technology solutions for transportation, education, health-care, and now parenting logistics.



SUSTAINABLE DEVELOPMENT GOALS

Quality Education

YMCA
Chicago Public Schools
Music & Graphic Arts Programs

Our Focus

Gender Equality


SDGs
4, 5, 11
Quality Education
Gender Equality
Sustainable Cities & Communities
Non-profit / At Risk Girls
Non-profit / Doctoral Mothers
Sustainable Cities & Communities
Community Development
Corporations
Colleges & Universities

Equitable access to transportation supports 11 of the 17 **U.N. Sustainable Development Goals.** We are laser-focused on 3.


WHY
We envision a planet where families have transportation access to the schools and activities that are best for them.

Downloads

5 Minute Pitch - July 31.pdf